

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2012

Via E-mail
Mr. David A Fiorenza
Chief Financial Officer
Newmarket Corporation
330 South Fourth Street
Richmond, VA 23218

     **Re:** **Newmarket Corporation**
          **Form 10-Q for the period ended September 30, 2011**
          **Filed November 2, 2011**
          **File No.  1-32190**

Dear Mr. Fiorenza:

     We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ John Cash

                           John Cash
                           Accounting Branch Chief